October 9, 2009

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Sasha Singh Parikh, Staff Accountant

Re:	China Health Industries Holdings, Inc. (the “Company”)
Item 4.01 Form 8-K filed October 1, 2009
File No. 000-51060

Dear Ms. Parikh:

On behalf of the Company, we are responding to the Staff letter, dated October 1, 2009, addressed to Mr. Xin Sun, the Company’s Chief Executive Officer and Chief Financial Officer, with respect to the Company’s Current Report on Form 8-K filed with the SEC on October 1, 2009.

Because of the week long National Day holidays in the People’s Republic of China and the Company’s employees have only returned to work today, the Company has just begun work on responding to the comments.  It however plans file a response on or before October 16, 2009.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.